Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

August 4, 2006 Mr. Davis Edgar Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation (File No. 001-04850) Form 10-K: For the Fiscal Year ended March 31, 2006 Form 8-K: Filed May 23, 2006

Dear Mr. Edgar:

As a follow-up to our conversation today, CSC wishes to confirm the following with respect to your comment letter dated August 2, 2006:

  Letter was received by CSC

  We plan to submit our responses to you by September 1st

  We need additional time for our responses for several reasons, but in particular, one response will require external legal review and is likely to require our U.S. Government customer approval as well.

We appreciate the SEC's assistance in reviewing our compliance with disclosure requirements. If you have any questions, I would be pleased to address them.

Sincerely yours,

/s/Donald G. DeBuck

Donald G. DeBuck

cc:	Tim Lovoy, Deloitte & Touche LLP

Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com